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RECEIVED FEB 28 2002 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Odd Lot Execution Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Alghini (312) 663-8700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/12/02

AFFIRMATION

I, Ronald Alghini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Odd Lot Execution Services, LLC as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Ronald Alghini
Managing Member of Odd Lot Execution Services, LLC

Notary Public

OFFICIAL SEAL
JUDY FELICIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/05

ODD LOT EXECUTION SERVICES, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2001

*

ODD LOT EXECUTION SERVICES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES
ACCOUNTANTS AND AUDITORS
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
Odd Lot Execution Services, LLC

We have audited the accompanying statement of financial condition of Odd Lot Execution Services, LLC as of December 31, 2001, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Execution Services, LLC as of December 31, 2001, and its results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC
Certified Public Accountant

Chicago, Illinois
February 25, 2002

EXHIBIT A

ODD LOT EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2001

ASSETS

Cash on hand and in banks	$	800,919
Securities owned		1,966,682
Amounts receivable from broker-dealers and clearing organizations		1,601,109
Exchange deposits		305,000
Exchange memberships		300,000
Other assets		15,751
Amounts receivable from jointly owned company		222,609
Investment in jointly owned company - at equity		431,951
Property and equipment net of accumulated depreciation of $45,877		99,213
Odd lot dealer rights, at cost less accumulated amortization of $11,117		38,883
Total Assets	$	5,782,117

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	333,352
Securities sold, not yet purchased		1,575,697
Amounts payable to broker-dealers and clearing organizations		71,869
Total Liabilities	$	1,980,918
Commitments and contingent liabilities (Note 9)		
Members' equity		3,801,199
Total Liabilities and Members' Equity	$	5,782,117

The accompanying notes are an integral part of this financial statement.

ODD LOT EXECUTION SERVICES, LLC

Statement of Income
for the Year ended December 31, 2001

Revenues		
Trading gains and losses, net	$	4,860,900
Equity in loss of jointly owned company		(396,352)
Other income		131,582
Total Revenues	$	4,596,130
Expenses		
Administrative expenses	$	1,622,906
Exchange fees		355,995
Commissions and floor brokerage		786,048
Interest expense		1,064
Depreciation and amortization		18,319
Other operating expenses		1,034,822
Total Expenses	$	3,819,154
Net Income	$	776,976

The accompanying notes are an integral part of this financial statement.

ODD LOT EXECUTION SERVICES, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2001

Members' equity, beginning of year	$	5,798,063
Net income for the year ended December 31, 2001		776,976
Unrealized loss on exchange memberships		(300,500)
Members' withdrawals		(2,473,340)
Members' equity, end of year	$	3,801,199

The accompanying notes are an integral part of this financial statement.

ODD LOT EXECUTION SERVICES

Statement of Cash Flows
for the Year ended December 31, 2001

Cash provided by (applied to) operating activities		
Net income	$	776,976
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		18,317
Equity in loss of jointly owned company		396,352
Changes in operating assets and liabilities		
Securities owned		75,731
Amounts receivable from broker-dealers and clearing organizations		(841,208)
Exchange deposits		(215,000)
Amounts receivable from jointly-owned company		(222,609)
Other current assets		(3,126)
Accounts payable and accrued expenses		(2,258,334)
Securities sold, not yet purchased		873,151
Amounts payable to broker-dealers and clearing organizations		(11,851)
Net cash provided by operating activities	$	(1,411,601)
Cash provided by (applied to) investing activities		
Acquisition of Exchange membership	$	(180,000)
Investment in jointly owned company		(240,000)
Net cash applied to investing activities	$	(420,000)
Cash provided by (applied to) financing activities		
Distributions to members	$	(2,473,340)
Net cash applied to financing activities	$	(2,473,340)
Net increase in cash	$	(4,304,941)
Cash and cash equivalents at January 1, 2001		5,105,860
Cash and cash equivalents at December 31, 2001	$	800,919
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	1,064
Cash paid during the period for taxes	$	17,005

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2001

NOTE 1 - ORGANIZATION

Odd Lot Execution Services, LLC is a partnership formed in May 1979 and reorganized in 1998 as a limited liability company. The Company acts as an odd-lot dealer on the Chicago Stock Exchange, Incorporated. Odd Lot Execution Services, LLC trades in issues assigned by the Chicago Stock Exchange or selected by its participants; it does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on settlement date.

Mark-to-Market - Securities owned are recorded at market value on settlement date.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code, the Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for exchange memberships, are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, except for exchange memberships, their carrying amounts approximate their fair values.

NOTE 4 - EXCHANGE DEPOSITS

Odd Lot Execution Services, LLC is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2001 there were the following balances in its deposit accounts.

National Securities Clearing Corporation Clearing Fund deposit	$295,000
Depository Trust Company	10,000
Total Exchange Deposits	$305,000

NOTE 5 - EXCHANGE MEMBERSHIPS

The Company owns five Chicago Stock Exchange memberships. exchange memberships are initially recorded at cost upon acquisition. The operating agreement of Odd Lot Execution Services, LLC provides that the exchange membership be marked to market upon the withdrawal of a member. The market value of the memberships was approximately $300,000 at December 31, 2001.

NOTE 6 - ODD LOT DEALER RIGHTS

The Company has a revocable license to trade and serve as odd lot dealer for certain stocks with the approval of the Chicago Stock Exchange. The Company has acquired certain odd lot dealer rights from another member of the Chicago Stock Exchange. The cost of $50,000 represents the purchase price of the odd lot dealer rights. The cost is being amortized on the straight-line method over the fifteen years. The amount charged to expense in 2001 was $3,336, and accumulated amortization at December 31, 2001 was $11,117.

NOTE 7 - SHORT-TERM BANK LOAN

Odd Lot Execution Services, LLC has established a $2,000,000 line of credit with a commercial lending institution to finance trading activities. Loans under this arrangement bear interest at the prevailing broker/dealer rate (3.5% at December 31, 2001). The loans are collateralized by inventories of securities. There was nothing borrowed at December 31, 2001.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Odd Lot Execution Services, LLC enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities and other equity securities. The trading of these financial instruments is conducted with registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased, represent obligations of Odd Lot Execution Services, LLC to deliver specified securities at the contracted price, and thereby is created a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the ultimate obligation to satisfy the responsibility for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an agreement expiring in 2005. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

2002	$ 35,096
2003	36,148
2004	37,233
2005	18,892
Total	$127,369

Office rental expense was $57,338.

There were no contingent liabilities at the statement date.

NOTE 10 - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering all eligible employees, as defined. Contributions are at the discretion of management. Profit sharing expense was $121,190 in 2001.

NOTE 11 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $2,448,409 under these rules; this amount exceeded the minimum requirement by $2,198,409 at December 31, 2001.

NOTE 12 - EQUITY INTEREST

Members in the Odd Lot Execution Services, LLC and their respective equity interests at December 31, 2001 were as follows:

William Blair & Company, L.L.C.	61.180%
ABN-AMRO Chicago Corporation	24.900
Mr. Lawrence Augustyn	2.675
Mr. Ronald Alghini	11.245
	100.000%

The amount disbursed to members was $2,473,340 during 2001.

NOTE 13 - RELATED PARTY TRANSACTIONS

The Company pays fees for execution of purchase and sale transactions of securities on the New York Stock Exchange. These transactions are executed by and fees are paid to a subsidiary of ABN-AMRO, one of the members of Odd Lot Execution Services, LLC. Fees paid under this arrangement were $531,776 in 2001.

The Company holds an 80% ownership interest in American Specialists, LLC which is treated as an unconsolidated subsidiary. Fringe benefits for the employees of American Specialists, LLC are provided through the Company and reimbursed to the Company by American Specialists, LLC.

NOTE 13 - RELATED PARTY TRANSACTIONS (Concluded)

American Specialists, LLC makes a market in securities that are listed on the American Stock Exchange. American Specialists, LLC is allowed a credit against certain operating expenses based upon the volume of transactions in American Stock Exchange issues. A portion of the credits generated by American Specialists, LLC is passed through to the Company; credits passed through totalled $53,385 in 2001.

Odd Lot Execution Services, LLC provides clearing services for American Specialists, LLC. Amounts receivable and payable arise from clearing services; the Company had an amount due from American Specialists, LLC of $4,609 at December 31, 2001.

Odd Lot Execution Services, LLC provides a line of credit to American Specialists, LLC. There was $218,000 borrowed under the line of credit at December 31, 2001. Advances under the line of credit bear interest at 3.5 per cent. Loans are collateralized by inventories of securities.

NOTE 14 - WITHDRAWAL OF MEMBER

Mr. Lawrence Augustyn has entered into an agreement to withdraw as a member. The remainder of Mr. Augustyn's interest will be paid out in 2002.

ODD LOT EXECUTION SERVICES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Odd Lot Execution Services, LLC. as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 3,801,199 [3480]
2. Deduct: Ownership equity not allowable for net capital			[3490]
3. Total ownership equity qualified for net capital			3,801,199 [3500]
4. Add			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
B. Other (deductions) or allowable credits (List)			[3525]
5. Total capital and allowable subordinated liabilities			$ 3,801,199 [3530]
6. Deductions and/or charges			
A. Total non-allowable assets from:			
Statement of Financial Condition (Notes B and C)		$ 885,798 [3540]	
1. Additional charges for customers' and non-customers' security accounts		[3550]	
2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
B. Aged fail-to-deliver		9,386 [3570]	
1. Number of Items	[3450]		
C. Aged short security differences - less *reserve of*	[3460]	[3580]	
number of items	[3470]		
D. Secured demand note deficiency		[3590]	
E. Commodity futures contracts and spot commodities proprietary capital charges		- [3600]	
F. Other deductions and/or charges		[3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]	
H. Total deductions and/or charges			895,184 [3620]
7. Other additions and/or allowable credits (list)			[3630]
8. Net capital before haircuts on securities positions			2,906,015 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]	
2. U.S. and Canadian government obligations		[3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		457,606 [3734]	
D. Undue concentration		[3650]	
E. Other (list)		[3736]	[3740]
10. Net Capital			2,448,409 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer	Odd Lot Execution Services, LLC	as of	12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 22,752	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 250,000	3760
14. Excess net capital (line 10 less 13)			$ 2,198,409	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			2,414,280	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			341,825	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent is paid or credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			341,825	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			14%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)			14%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

ODD LOT EXECUTION SERVICES, LLC

Reconciliation of Computation of Net Capital
December 31, 2001

The following is a reconciliation and explanation for differences between the audited and unaudited computation of net capital.

	UNAUDITED	DIFFERENCE	AUDITED
Total ownership equity	$4,104,269	$ (303,070) \1	$3,801,199
Deduct equity not allowable		0	0
Equity Qualified for Net Capital	$4,104,269	$ (303,070)	$3,801,199
Add:			
Subordinated Liabilities		0	0
Other (deductions) credits		0	0
Total Capital and Subordinated Debt	$4,104,269	$ (303,070)	$3,801,199
Deductions and/or charges			
Nonallowable assets	1,186,668	(300,870) \2	885,798
Demand note deficiency		0	0
Other deductions/charges	9,386	0	9,386
Net Capital Before Haircuts	$2,908,215	$ (2,200)	$2,906,015
Haircuts on Investment Positions	457,606	0	457,606
Net Capital	$2,450,609	$ (2,200)	$2,448,409
Net Capital Requirement	250,000	0	250,000
Excess Net Capital	$2,200,609	$ (2,200)	$2,198,409

\1 Difference due to mark-to-market of exchange memberships and additional expense accruals.

\2 Difference due to mark-to-market of exchange memberships and additional depreciation.

ODD LOT EXECUTION SERVICES, LLC

Computation of Reserve Requirements
Pursuant to Rule 15 C3-3
Year Ended December 31, 2001

NOT APPLICABLE

FAIRCLOTH & ASSOCIATES
ACCOUNTANTS AND AUDITORS
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

To the Members
Odd Lot Execution Services, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Odd Lot Execution Services, LLC for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the limited size of the company and number of personnel involved in the accounting function, conditions exist that do not permit the separation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Faindatt & Associates, LLC
Certified Public Accountant

Chicago, Illinois
February 25, 2002